FORM 10-SB
          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              EQUITYALERT.COM, INC.
             (Exact name of registrant as specified in its charter)


NEVADA 58-2377963
(State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.)



214 - 1628 West 1st Avenue, Vancouver, BC, V6J 1G1
(Address of principal executive offices)
(Zip Code)


Registrant's telephone number, including area code: (604) 659-5009

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class to be so registered

NONE

Name of each exchange on which each class is to be registered

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

100,000,000 Shares of Common Stock

                       TABLE OF CONTENTS

                                                           Page
COVER PAGE                                                      1
TABLE OF CONTENTS                                               2

PART I                                                          3
DESCRIPTION OF BUSINESS                                         3
DESCRIPTION OF PROPERTY                                         6
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES         7
REMUNERATION OF DIRECTORS AND OFFICERS                          8
SECURITY OWNERSHIP OF MANAGEMENT AND
CERTAIN SECURITYHOLDERS                                         10
INTEREST OF MANAGEMENT AND OTHERS IN
CERTAIN TRANSACTIONS                                            10
SECURITIES BEING OFFERED                                        10

PART II
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                     11
LEGAL PROCEEDINGS                                               11
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                   11
RECENT SALES OF UNREGISTERED SECURITIES                         11
INDEMNIFICATION OF DIRECTORS AND OFFICERS                       11

PART F/S                                                        12
FINANCIAL STATEMENTS

PART III

PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

EquityAlert.com, Inc. (The Company) is a developmental stage company. The Company was incorporated under the laws of the State of Florida, on January 13, 1997 under the name of San Marino Minerals, Inc., with an authorized capital of 100,000,000 shares of common stock with a par value of $.001 per share. On April 15, 1998, the Company reverse split its common outstanding shares on a 100 old to 1 new basis, with the authorized capital remaining at 100,000,000 shares. On May 14, 1999, the Company forward split its outstanding shares on a 1 old to 2 new basis. The description that follows includes the originally issued shares and current equivalent in brackets.

On January 13, 1997, the Company issued 3,000,000 restricted (60,000 current equivalent) shares of common stock, $.001 par value for services rendered or $3000. During January and February, 1997, the Company completed an Offering Memorandum for 300,000 (6,000 current equivalent) shares of common stock for cash at $0.25 per share or $75,000. The shares were issued during February 1997. On July 28, 1997, the Company converted $84,691 of debt into equity by issuing 1,693,800 (33,876 current equivalent) common shares at $0.05 per share. On July 28, 1997, the Company issued for cash 291,700 (5,834 current equivalent) common shares at $0.05 per share, or $14,586. On July 28, 1997, the Company issued 4,114,450 (82,289 current equivalent) common shares at $0.05 in exchange for services valued at $205,723. On August 12, 1997, the Company issued for cash 100,000 (2,000 current equivalent) common shares at $0.25 per share, or $25,000. On August 12, 1997, the Company issued 300,000 (6,000 current equivalent) common shares at $0.25 in exchange for services valued at $75,000. On December 31, 1997, the Company converted $63,948.30 into 109,205 restricted (2,187 current equivalent) common shares of stock at $0.59 per share. On August 15, 1998, 100,000 (200,000 current equivalent) common shares were issued for cash at $0.05 per share. On August 17, 1998, the Company cancelled 800,000 (8,000 current equivalent) common shares previously issued on July 28, 1997 for $16,000 in services. On December 11, 1998, the Company issued 1,000,000 (2,000,000 current equivalent) common shares at $0.05 in exchange for services valued at $50,000. On December 11, 1998, the Company issued for cash 2,000,000 (4,000,000 current equivalent) common shares at $0.05 per share, or $100,000. On December 31, 1998, 10,000,000 restricted (20,000,000 current equivalent) common shares were issued at $.001 par value for services rendered or $10,000. On March 31, 1999, the Company issued 7,500,000 (15,000,000 current equivalent) common shares for cash at $0.11 per share, or $825,000.

At an annual general meeting of shareholders held on December 1, 1997, shareholders of the Company approved the Company's 1997 Stock Option Plan and reserved 500,000 (10,000 current equivalent) shares for issuance there under and to amend to the Company's Articles of Incorporation to included 1,000,000 authorized preferred shares at a par value of $.10, with none issued. On May 14, 1998, the Company's Articles of Incorporation were amended to change the name of the Company from San Marino Minerals, Inc. to Molina Corp., with no change in authorized capital or par value. At an annual general meeting of shareholders held on July 31, 1998, shareholders of the Company approved the Company's 1998 Stock Option Plan and reserved 2,000,000 (4,000,000 current equivalent) shares for issuance there under, to change the par value of the Company's common shares from $.001 to $.00001, and to change the par value of the Company's preferred shares from $.10 to $.001, with the authorized capital of the common and preferred shares remaining at 100,000,000 and 1,000,000 respectively. On August 11, 1998, Molina Corp. was dissolved. On February 17, 1999, Molina Corp. was reincorporated in Florida, and on March 10, 1999, Molina Corp. merged with Centaur Technologies, Inc., a Nevada corporation, with Centaur Technologies, Inc. becoming the surviving corporation. At an annual general meeting of shareholders held on May 14, 1999, shareholders of the Company approved the Company's 1999 Stock Option Plan and reserved 5,000,000 (10,000,000 current equivalent) common shares for issuance there under, authorized a name change to TraderAlert.com, Inc. and to amend the Company's Articles of Incorporation to reflect such change. On June 3, 1999, due to a trademark conflict, the Company changed its name to EquityAlert.com, Inc. and amended its Articles of Incorporation accordingly.

On April 26, 1999, the Company entered into a License Agreement with Ethos Corporation and agreed to pay $10,000 upon signing and three quarterly payments of $10,000. The agreement is for a one year term, during which time Ethos is to be host and serve certain online financial content, including stock quotes, stock charts, SEC filings and certain other financial information. On August 31, 1999, the Company entered into a one year Distributor Agreement with Comtex Scientific Corporation. In addition to a $400 per month communication charge, the Company agreed to pay Comtex $625 during the month of October 1999, $1250 in November 1999, $1875 in December 1999 and $2100 in January and thereafter until the expiration of the agreement. Comtex is to provide an online fee for public company press releases and certain major daily news headlines.

On June 7, 1999, the Company launched a web site (www.equityalert.com) developed for pro-active online investors providing a broad range of financial information. The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing its business, and although its planned operations have commenced there have been no significant revenues derived there from.

With the proliferation of financial information on the Internet, more and more individuals are taking greater control of their investments and trading securities through an online broker versus the traditional securities broker. According to a recent survey conducted by Gomez Advisors, an estimated 3.5 million investors intend to open online stock trading accounts in the next 6 months, increasing the current total from 5.1 million to 8.6 million individual online investors. By the year 2000, the total number of online investors expected to further increase to over 24 million, with a combined asset base of $1.5 trillion.

Since launching on June 7, 1999, EquityAlert.com's subscriber base has grown to over 120,000 within 90 days. The Company's website offers a broad suite of traditional trading tools, including IPO information, stock quotes, public company news, earnings surprises and announcements, stock buy backs, stock splits, SEC filings, news headlines, new analyst coverage, upgrades and downgrades, a powerful, fully customizable interactive charting system, and comprehensive trading screens involving up to 26 different data fields, such as earnings growth, weekly price changes, short interest, insider and institutional ownership, market cap, and others. Additionally EquityAlert.com provides commentary on the biggest movers of the day and displays a compilation of investor sentiment or expectations of on various public companies.

The online investor represents one of the most desirable of any demographic on the web, being better educated, having a higher income and net worth than most other online users. Consequently, the Company is placing emphasis on acquiring market share by offering individuals free subscriptions to its website. Once the Company reaches a subscriber base of over 500,000 unique users and is able to garner significant traffic levels on its web site, the Company plans generate revenues from sponsorships, advertising and subscriptions from value added services, such as pay per view analyst reports and co-branded content feeds.

The competition for online investors is intense, with many better capitalized and well managed companies offering similar information services as
EquityAlert.com. This competition comes from direct competitors, such as traditional media sources and websites like Jagnotescom, Multex.com, Street.com, Ragingbull.com, Siliconinvestor.com and hundreds of others, as well as from many indirect competitors, such as online brokerage firms and online portals such as Yahoo.com. The competition for the online investor is expected to increase in the future as greater a number of vendors come online.

While competition is expected to intensify in the future, the high growth of the Internet itself is expected to expand the size of the marketplace in order to allow for many competitors. The Computer Industry Almanac reported that there were more than 147 million world-wide users of the Internet at the end of 1998, compared to just 61 million at the end of 1996, with approximately 50% of the total being in the US. With the number of Internet users around the world constantly growing, the Computer Industry Almanac projects that worldwide users will reach 320 million by the end of year 2000, and surpass 720 million by 2005.

Management's Discussion and Analysis and Plan of Operations

The Company has not had any revenues from operations in each of the last two fiscal years, nor during the most recent six month period ended June 30, 1999. Further, the Company expects minimal, if any, revenues during the six month period between July 1, 1999 and December 31, 1999. The Company's operations are currently centered around the further development of its web site and increasing its subscriber base. The development work currently taking place is centered around making the site more user-friendly, making the site more stable as greater numbers of individuals use the site, developing back up systems in case of down times, developing a wider variety of compelling financial content and developing advertising and sponsorship content.

At present, the Company is expending approximately $30,000 per month in the further development of its site and content. The Company currently employs 6 individuals full time at its head office, as well as one part-time bookkeeper, and expects to add another 2 individuals in the next 60 to 90 days. These new employees are expected to add an additional $6,000 per month to the Company's monthly cost of operations. As of June 30, 1999, the Company had $901,421 in cash, $32,059 in total current liabilities. The Company's cash reserve is sufficient to cover the operating expenses of the Company for the next 12 months. The Company does not expect to purchase any additional computer hardware or make any significant equipment purchases in the next 12 months.

Results of Operations

The Company has not had any revenues from operations in each of the last two fiscal years, nor for the six month period ended June 30, 1999.

For the period from inception, January 13, 1997, to December 31, 1997, the Company's general and administrative operating expenses totaled $510,817 and interest income totaled $422, resulting in a total loss $510,395, or $3.64 per share. During this same period, the Company raised a total of $75,000 through the sale of 300,000 common shares at $0.25 per share, and financed its operations from cash on hand. As at December 31, 1997, the Company had a cash balance was $47,069 and $19,115 in total current liabilities.

For the twelve month period ending December 31, 1998, the Company's general and administrative operating expenses totaled $129,461, a decrease of $381,356, or 295%, from the fiscal 1997 total of $510,817. The Company experienced a loss of $129,460 or $0.05 per share for the twelve month period ended December 31, 1998, versus a $3.64 per share loss or $510,817 for the same twelve month period in 1998. The decrease in expenses and loss per share is primarily due to decreased corporate activity. During fiscal 1998, interest income totaled $1, or a decrease of 422% from the $422 interest earned in fiscal 1997. As at December 31, 1998, the Company had a $31,458 in current payables, an increase of $12,343 or 64% from the $19,115 amount the prior year. This increase was primarily a result of a non-interest bearing, unsecured and due on demand $10,000 advance made by a director. As at December 31, 1998 the Company had a cash balance of $3,551, a decrease of $43,518 or 1226% from the Company's cash balance as at December 31, 1997. As at December 31, 1998, the Company also had a subscription receivable for $100,000 from an offering dated December 11, 1998. These funds were received on January 8, 1999.

For the six month period ending June 30, 1999, the Company's general and administrative operating expenses totaled $41,575, a decrease of $25,362, or 38%, from the six month period ended June 30, 1998 total of $66,937. The Company experienced a loss of $27,731 or $0.00 per share for the six month period ended June 30, 1999, versus a $0.34 per share loss or $66,936 for the same six month period in 1998. The decrease in expenses and loss per share is primarily due to decreased corporate activity. For the six month period ending June 30, 1999, interest income totaled $13,844, or an increase of 13844% from the $1 interest earned in the same period in 1998. Interest earned in the future will be dependant upon Company funding cycles and prevailing interest rates. For the three month period ending June 30, 1999, the Company's general and administrative operating expenses totaled $41,508, a decrease of $13,738, or 25%, from the same three month period ended June 30, 1998 total of $55,246. The Company experienced a loss of $30,404 or $0.00 per share for the three month period ended June 30, 1999, versus a $0.27 per share loss or $55,245 for the same three month period in 1998. The decrease in expenses and loss per share is primarily due to decreased corporate activity. For the three month period ending June 30, 1999, interest income totaled $11,105, or an increase of 11,105% from the $1 interest earned in the same period in 1998. During the six month period ending June 30, 1999 and the three month period ending June 30, 1999, the Company primarily funded its operations the sale of common share, which raised $925,000.

ITEM 7.  DESCRIPTION OF PROPERTY

                The Company  maintains  its head office at Suite 214,  1628 West
1st  Avenue,  Vancouver,  BC, V6J 1G1.  These  premises  are owned by  Northwest
Management & Consulting Services, Inc., a company which is 50% owned by the Company's President and Chief Executive Officer, Mr. Jasvir S. Rayat, and 50% owned by a former director, Mr. Herdev S. Rayat. The premise is approximately 500 sq. ft. and is leased for $1000 per month until June 30, 2000. There is no option to renew. The Company also maintains a 200 square foot office located at 7890 East Desert Cove Avenue, Scottsdale, AZ 85260. These premises are provided to the Company free of charge by the Company's President and Chief Executive Officer, Mr. Jasvir S. Rayat, and by a former director, Mr Herdev S. Rayat. These premises serve primarily as a satellite office and mailing address.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

                The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

HARMEL S. RAYAT (Age 38) Chairman, Director. Mr. Rayat has been in the venture capital industry since 1981 and since January 1993 has been the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations. From January 1989 through December 1992 Mr. Rayat was the President and CEO of K.S. Rayat & Company, an investment banking and venture capital company, where he was responsible for research, due diligence and investment strategy in early stage, start-up venture capital investments. Mr. Rayat served as a director and the Company's President from April 19th, 1999 to August 2, 1999, and the Company's Chairman since August 2nd, 1999.

JASVIR S. RAYAT (Age 39) President and Chief Executive Officer, Director. Working directly in the securities business since 1986, Mr. Rayat has amassed an extensive knowledge base of the securities business, and in particular, with active traders. Mr. Rayat worked as a securities broker from 1986 to 1987 with Canarim Investment Corporation, from 1988 to 1989 with Pacific International Securities and most recently with Yorkton Securities Inc. from 1990 to 1997. He has been a director of Northwest Management & Consulting Services, Inc., a consulting company, since 1998 and joined EquityAlert.com, Inc. on August 2, 1999 as a Director and the Company 's President and Chief Executive Officer.

GURMUKH S. KUNDAN (Age 25) Secretary /Treasurer, Director. Mr. Kundan has held positions with several communications organizations. From 1997 to 1998, Mr. Kundan was Vice President of Marketing for a start up Web site design company where he was responsible for developing and initiating marketing strategies that grew the company's market share. From May 1997 to September 1997, Mr. Kundan was Information Officer for one of the world's top sub-atomic particle research institutes where he was responsible for public relations. From January 1997 to March 1997, Mr. Kundan was a co-owner of a public relations firm, which specialized in contracts with the federal government, where he was responsible for the daily operations of the firm and for public relations work. From September 1996 to December 1997, Mr. Kundan was a journalist for the Department of Indian Affairs and Northern Development, where he wrote newspaper articles about First Nations economic development. Mr. Kundan holds a Bachelor of Arts Degree from Simon Fraser University, with a major in Communication and an extended minor in Archaeology. Mr. Kundan has been a Director, Secretary and Treasurer of the Company since July 28th, 1999. From Fall of 1992 to June 1999, Mr. Kundan was a student at Simon Fraser University.

KATARYNA T. PUHACZ. (Age 25) Technical Director. Ms. Puhacz has held senior positions with several high tech firms that provide significant data-driven on-line information. She has directed large-scale technical undertakings including several proprietary applications which she efficiently conceived from a vision to implementation and beyond. In early 1999, she developed a custom, databasing and reporting consolidation application tailored to the business logic of a leading quality assurance and performance analysis benchmarking firm, Saratoga Institute. In March of 1999, Ms. Puhacz developed both public & private administrative interfaces and advanced site search applications using active server technology for Jazzers Multimedia Productions Ltd., creating the
Internet's  first  vendor-client  and peer to peer online  music  community  for guitarists. From 1997 to 1999, she has specialized in creating compelling business solutions that have allowed traditional industries to develop a virtual on-line presence, streamline inventory applications and simplify online transactions. From June, 1997 to 1999 Ms. Puhacz developed a large, database-driven, information based web site for the mining industry at Robertson Info-Data, Inc. During her tenure, Ms. Puhacz became exclusively responsible for managing all technical matters, including advanced technologies, implementing operating platforms and integrating custom applications for the mining data industry. From 1992 to 1997, Ms. Puhacz studied the sciences at the University of British Columbia and has been fascinated with computers since childhood.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

     The following table shows, for the three-year period ended December 31, 1998, the cash compensation paid by the Company, as well as other compensation paid or accrued for such year, to the Company's Chief Executive Office and the Company's other most highly compensated executive officers. Except as set forth on the following table, no executive office of the Company had a total annual salary and bonus for 1998 that exceeded $100,000.

Summary  Compensation Table

                    Annual Compensation                                      Long Term Compensation

                                                           Other          Restricted
                                                           Annual         Stock          Options/     LTIP       All Other ($)
Name              Title      Year     Salary     Bonus     Compensation   Awarded        SARs  (#)    payouts     Compensation

Harmel S. Rayat              1998     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -
                  Chairman   1997     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -
                  Director   1996     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -

Jasvir S. Rayat              1998     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -
                  President  1997     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -
                  & CEO

                  Director   1996     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -

Gurmukh Kundan               1998     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -
                  Director   1997     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -
                  & Secretary

                  Treasurer  1996     $ -0-      - 0 -       -0 -          - 0 -          - 0 -        - 0 -       - 0 -


     In fiscal 1998, 1997 and 1996, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was nil On June 14th , 1999, the Company granted stock options to one present director and two former directors totally 4,000,000 shares (2,000,000 pre-split) at an exercise price of $2.00 per share until June 14th, 2008. There are no vesting periods. A summary of these grants is listed below:

Name                                    Amount of Options   Exercise Price            Expiry Date

Mr. Harmel S. Rayat                     2,000,000 (1,000,000 pre-split) $2.00         June 14th, 2008
Mr. Herdev S. Rayat (former director)   1,000,000 (500,000 pre-split)   $2.00         June 14th, 2008
Mr. Harv Dhaliwal (former director)     1,000,000 (500,000 pre-split)   $2.00         June 14th, 2008

Shown below is further information regarding employee stock options awarded during 1998 to the named executive officers and directors.

OPTION/SAR GRANTS IN LAST FISCAL YEAR
(Individual Grants)


                         Number of Securities
                         Percent of Total Options/
                         Underlying Options/         SARs Granted To Employees
Name                                                           SARs Granted (#)  In Fiscal Year Exercise or Base Price    Expiration

Mr. Harmel S. Rayat              0                             -0-                                 -0-
Director, Chairman

Mr. Jasvir S. Rayat              0                             -0-                                 -0-
Director, President & CEO

Mr. Gurmuhk Kundan               0                             -0-                                 -0-
Director, Secretary Treasurer


The following table shows certain information about unexercised options at year-end 1998 with respect to named executive officers and directors:

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES


            securities          Value of
            underlying          unexercised
            unexercised         in-the-money

                                             options/SARS        options/SARs
                  Number of      Value       at 12/31/98         at FY-end
                  Shares          ($)
                  Acquired on    Realized    exercisable/        exercisable/
Name              Exercise (#)   ($)         unexercisable       unexercisable

Harmel S. Rayat      0            0               0                    0
Jasvir S. Rayat      0            0               0                    0
Gurmuhk Kundan       0            0               0                    0


There were no options granted nor exercised by any of the officers and directors listed above during fiscal 1998.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY
HOLDERS


     The following table sets forth, as of August 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                                         Amount and
 Title of       Name and Address         Nature of             Percent of
 Class          of Beneficial Owner      Beneficial Owner      Class

 Common         Harmel S. Rayat          22,004,000(1)         53.2%
                216-1628 West 1st Ave
                Vancouver, B.C., V6J 1G1

 Common         Jasvir S. Rayat          2,750 (2)               .007%
                214-1628 West 1st Ave
                Vancouver, B.C., V6J 1G1


(1) Includes 20,000,000 common shares held directly, 4,000 shares held in the name of Hartford Capital Corporation, a company controlled by Mr. Harmel S. Rayat and 2,000,000 (1,000,000 pre-split) stock options that were granted on June 14th, 1999. These options have no vesting period and are exercisable up to June 14th, 2008 at a price of $2.00 per share. (2) Common shares held directly.


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     The Company rents office space located at Suite 214, 1628 West 1st Avenue, Vancouver, BC, V6J 1G1, from Northwest Management & Consulting Services, Inc., a company which is 50% owned by the Company's President and Chief Executive Officer, Mr. Jasvir S. Rayat, and 50% owned by a former director, Mr. Herdev S. Rayat. The Company also has the use of a 200 square foot office located at 7890 East Desert Cove Avenue, Scottsdale, AZ, 85260. These premises are provided to the Company free of charge by the Company's President and Chief Executive Officer, Mr. Jasvir S. Rayat, and by a former director, Mr. Herdev S. Rayat.

     In 1998, Mr. Harmel S. Rayat made a non-interest bearing, unsecured and due on demand advance of $10,000. This resulted in the Company's current payables to incur an increase of 64%.

ITEM 12.  SECURITIES BEING OFFERED

Common Stock

     The Company has 100,000,000 common shares authorized with $0.00001 par value. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

     The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and nonassessable.

Stock Options

     The Company has 4,000,000 (2,000,000 pre-split) shares reserved under its 1998 Stock Option Plan for issuance at $2.00 per share until June 14th, 2008. The optionees and numbers of shares optioned are as follows:

Mr. Harmel S. Rayat,                    2,000,000 (1,000,000 pre-split)
Mr. Herdev S. Rayat (former director)   1,000,000 (500,000 pre-split)
Mr. Harv Dhaliwal (former director)     1,000,000 (500,000 pre-split)


     The Company has also 10,000 (500,000 pre-roll back and pre-split) shares reserved under its 1997 Stock Option Plan and 10,000,000 (5,000,000 pre-split) under its 1999 Stock Option Plan. As at September 10th, 1999, no options in either plan had been granted to any directors, officers or employees.

                            PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

                The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol EINC and the following have been the High and Low prices for the times indicated:

                                High             Low
April - June 1999               $ 10.00         $ 0.56
January - March 1999            $  1.56         $ 0.15
October - December 1998         $  0.55         $ 0.09
July - September 1998           $  0.10         $ 0.01
April - June 1998               $  0.41         $ 0.01
January - March 1998            $  0.75         $ 0.19
October - December 1997         $  0.88         $ 0.31
July - September 1997           $  0.88         $ 0.13
April - June 1997               $  0.19         $ 0.06


     Other than stock options currently outstanding, there are no other convertible securities.

     As of August 10, 1999 there were 54 registered shareholders of the Company. There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period April 1997 to June 1999 include J. Alexander Securities, Inc., DL Cromwell Investments Inc., Fin-Atlantic Securities, Inc., Wm. V. Frankel & Co., Incorporated, GVR Company, Hill Thompson Magid & Co. Inc., Herzog, Heine, Geduld, Inc., Lloyd Wade Securities, Inc., MH Meyerson & Co., Inc., North American Institutional Brokers, Knight Securities, Inc., The Agean Group, Inc., Paragon Capital Corporation, Philip Louis Trading Inc., Sharpe
Capital Inc., Public Securities, Sherwood Securities Corp., USCC Trading and Wein Securities Corp.



ITEM 2.  LEGAL PROCEEDINGS

     There  are  no  legal  proceedings   pending  or  threatened   against  the
Corporation.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company's accountants since inception have been Clancy and Co., PLLC. There are no disagreements with Clancy and Co., PLLC.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On January  13,  1997,  the Company  issued  3,000,000  restricted  (60,000 current equivalent) shares of common stock, $.001 par value for services rendered or $3000. During January and February, 1997, the Company completed an Offering Memorandum for 300,000 (6,000 current equivalent) shares of common stock for cash at $0.25 per share or $75,000. The shares were issued during February 1997. On July 28, 1997, the Company converted $84,691 of debt into equity by issuing 1,693,800 (33,876 current equivalent) common shares at $0.05 per share. On July 28, 1997, the Company issued for cash 291,700 (5,834 current equivalent) common shares at $0.05 per share, or $14,586. On July 28, 1997, the Company issued 4,114,450 (82,289 current equivalent) common shares at $0.05 in exchange for services valued at $205,723. On August 12, 1997, the Company issued for cash 100,000 (2,000 current equivalent) common shares at $0.25 per share, or $25,000. On August 12, 1997, the Company issued 300,000 (6,000 current equivalent) common shares at $0.25 in exchange for services valued at $75,000. On December 31, 1997, the Company converted $63,948.30 into 109,205 restricted (2,187 current equivalent) common shares of stock at $0.59 per share. On August 15, 1998, 100,000 (200,000 current equivalent) common shares were issued for cash at $0.05 per share. On August 17, 1998, the Company cancelled 800,000 (8,000 current equivalent) common shares previously issued on July 28, 1997 for $16,000 in services. On December 11, 1998, the Company issued 1,000,000 (2,000,000 current equivalent) common shares at $0.05 in exchange for services valued at $50,000. On December 11, 1998, the Company issued for cash 2,000,000 (4,000,000 current equivalent) common shares at $0.05 per share, or $100,000. On December 31, 1998, 10,000,000 restricted (20,000,000 current equivalent) common shares were issued at $.001 par value for services rendered or $10,000. On March 31, 1999, the Company issued 7,500,000 (15,000,000 current equivalent) common shares for cash at $0.11 per share, or $825,000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes and pursuant to the Bylaws of the Company. This indemnification, as described in Article VII, Section 1 of the Bylaws, includes current and future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees.

                                 C O N T E N T S

         Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . 1

         Balance Sheet at June 30, 1999, December 31, 1998 and 1997 . . . . . .2

         Statementof  Operations  For The Six Months Period Ended June 30, 1999,
                  For the Year Ended December 31, 1998, For the Period From Inception (January 13, 1997) To December 31, 1997, And For the Period From Inception (January 13, 1997) to
                  June 30, 1999 . . . . . . . . . . . . . . . . . . . . . . . .3

         Statement of Stockholders' Equity For The Period From Inception
                  (January 13, 1997) to June 30, 1999 . . . . . . . . . . . .4-5

         Statementof Cash Flows For The Six Months  Period  Ended June 30, 1999,
                  For the Year Ended December 31, 1998, For the Period From Inception (January 13, 1997) To December 31, 1997, And For the Period From Inception (January 13, 1997) to
                  June 30, 1999 . . . . . . . . . . . . . . . . . . .. . . . 6-7

         Notes to the Financial Statements . . . . . . . . . . .  . . . . . 8-13

          All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                           INDEPENDENT AUDITORS REPORT


Board of Directors
EquityAlert.Com, Inc.
Vancouver, B.C. V6J 1G1

We have audited the accompanying balance sheet of EquityAlert.Com, Inc. (A Development Stage Company), (the Company), as of June 30, 1999, December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the six months period ended June 30, 1999, the year ended December 31, 1998, the period from inception (January 13, 1997) to December 31, 1997, and the period from inception (January 13, 1997) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods indicated, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company has been in the development stage since its inception on January 13, 1997. The Company is devoting substantially all of its present efforts in establishing a new business and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                           /s/ Clancy and Co., P.L.L.C.
                                           -------------------------------------
                                           Clancy and Co., P.L.L.C.


                             EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                    JUNE 30, 1999, DECEMBER 31, 1998 AND 1997









                                                                   June 30,        December 31,      December 31,
                                                                           1999        1998              1997
                                                                           ----        ----              ----
                            ASSETS
Current Assets
   Cash                                                            $    901,421    $       3,551     $     47,069
   Stock Subscription Receivable (Note 5)                                     0          100,000                0
   Other Receivables                                                          0                0            6,744
                                                                   ------------      -----------          -------
Total Current Assets                                                    901,421          103,551           53,813

Other Assets
   Deposits                                                                   0                0            1,855
                                                                   ------------     ------------          -------

Total  Assets                                                      $    901,421    $     103,551     $     55,668
                                                                        =======          =======           ======

                           LIABILITIES AND  STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts Payable                                                $     22,059    $      21,458     $     19,115
   Other Advances (Note 6)                                               10,000           10,000                0
                                                                         ------           ------         --------
Total Current Liabilities                                                32,059           31,458           19,115

Stockholders' Equity


   The accompanying notes are an integral part of these financial statements.
                                       -1-



                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                    JUNE 30, 1999, DECEMBER 31, 1998 AND 1997




   Preferred Stock: $0.001 Par Value;  Authorized
   Shares, 1,000,000                                                        None               None              None

   Common Stock: $0.00001 Par Value;
    Authorized Shares, 100,000,000; Issued and
   Outstanding, 41,382,186, 26,382,186, and
  198,186 Shares at June 30, 1999, December
 31, 1998 and 1997                                                           414                264                 2
   Additional Paid In Capital                                          1,536,534            711,684           546,946
   Loss Accumulated During the Development                             (667,586)           (639,855)         (510,395)
 Stage                                                                  --------           ---------         ---------
 Total Stockholders' Equity                                              869,362             72,093            36,553
                                                                        --------           ---------         ---------

 Total Liabilities and Stockholders' Equity                          $   901,421         $  103,551        $   55,668


   The accompanying notes are an integral part of these financial statements.
                                       -2-


                             EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998,
             AND FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND 1998,
                        AND FOR THE PERIOD FROM INCEPTION
                       (JANUARY 13, 1997) TO JUNE 30, 1999


                                                                                                                     Loss
                                            For the Six       For the Six                                         Accumulated
                                                 Months            Months      For the Three     For the Three    During the
                                                  Ended             Ended       Months Ended      Months Ended    Development
                                          June 30, 1999     June 30, 1998      June 30, 1999     June 30, 1998       Stage
                                          -------------     -------------      -------------     -------------       -----

Revenues                                  $           0     $           0      $           0     $           0      $           0


Expenses
  General and Administrative                     41,575            66,937             41,508            55,246            681,853

Other Income
  Interest Income                                13,844                 1             11,105                 1             14,267
                                                 ------       -----------             ------       -----------           --------

Net Loss Available to
Common Stockholders                       $     (27,731)    $     (66,936)     $     (30,404)    $     (55,245)     $    (667,586)
                                                ======            ======             =======           =======            =======

Basic Loss Per Common
Share                                     $         Nil     $       (0.34)     $         Nil     $       (0.27)     $       (0.02)
                                                    ===             ======               ===             =====               ====

Basic Weighted Average
Common Shares Outstanding                    36,382,186           198,186         36,382,186           198,186         36,382,186
                                             ==========           =======         ==========           =======         ==========

                                                                                                                               .




                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
        FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999, FOR THE YEAR ENDED
       DECEMBER 31, 1998, FOR THE PERIOD FROM INCEPTION (JANUARY 13, 1997)
             TO DECEMBER 31, 1997, AND FOR THE PERIOD FROM INCEPTION
                       (JANUARY 13, 1997) TO JUNE 30, 1999



                                                                                          For the
                                                                                            Period From
                                                           For the                            Inception              Loss
                                                        Six Months      For the Year       (January 13,       Accumulated
                                                             Ended             Ended           1997) to        During the
                                                          June 30,      December 31,       December 31,       Development
                                                              1999              1998               1997             Stage
                                                              ----              ----               ----             -----

Revenues                                              $          0      $          0      $           0       $         0


Expenses
  General and Administrative                                41,575           129,461            510,817           681,853

Other Income
  Interest Income                                           13,844                 1                422            14,267
                                                            ------       -----------        -----------          --------

Net Loss Available to Common
  Stockholders                                        $    (27,731)     $   (129,460)     $    (510,395)      $  (667,586)
                                                           =======           =======            =======           =======

Basic Loss Per Common Share                           $        Nil      $      (0.05)     $       (3.64)      $     (0.02)
                                                               ===             =====               =====             ====



   The accompanying notes are an integral part of these financial statements.
                                       -3-




                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
        FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999, FOR THE YEAR ENDED
       DECEMBER 31, 1998, FOR THE PERIOD FROM INCEPTION (JANUARY 13, 1997)
             TO DECEMBER 31, 1997, AND FOR THE PERIOD FROM INCEPTION
                       (JANUARY 13, 1997) TO JUNE 30, 1999


Basic Weighted Average Common
Shares Outstanding                                      36,382,186         2,432,186            140,182        36,382,186
                                                        ==========         =========            =======        ==========



   The accompanying notes are an integral part of these financial statements.
                                       -3-


                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (JANUARY 13, 1997) TO JUNE 30, 1999



                                                                                                               Loss
                                                                                                             Accumulated
                                                                                             Additional       During the
                                            Preferred       Stock       Common      Stock       Paid In      Development
                                             Shares        Amount       Shares     Amount       Capital            Stage    Total
                                             ------        ------       ------     ------       -------            -----    -----

Issuance of Common Stock For
 Services Rendered, January 13, 1997                                    60,000    $     1         2,999                   $  3,000
Issuance of Common Stock For Cash,
 February 28, 1997                                                       6,000          0        75,000                     75,000
Conversion of Debt to Equity, June 16,
  1997                                                                  33,876          0        84,691                     84,691
Issuance of Common Stock For Cash,
 June 16, 1997                                                           5,834          0        14,586                     14,586
Issuance of Common Stock For
 Services, June 16, 1997                                                82,289          1       205,722                    205,723
Issuance of Common Stock For Cash,
 August 12, 1997                                                         2,000          0        25,000                     25,000
Issuance of Common Stock For Services
  Rendered, August 12, 1997                                              6,000          0        75,000                     75,000


   The accompanying notes are an integral part of these financial statements.
                                        1



                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (JANUARY 13, 1997) TO JUNE 30, 1999


Conversion of Debt to Equity,
December    31, 1997                                                    2,187           0        63,948                     63,948
Loss, From Inception (January 13, 1997)
 to December 31, 1997
                                                                                                            (510,395)     (510,395)
                                         ----           ----          -------        ----       -------     --------        ------
Balance, December 31, 1997                  0              0          198,186           2       546,946     (510,395)       36,553
Issuance of Common Stock For Cash,
 August 15, 1998
                                                                      200,000           2         4,998                      5,000

                                                                                                                 Loss
                                                                                                              Accumulated
                                                                                             Additional        During the
                                            Preferred      Stock       Common       Stock       Paid In       Development
                                              Shares       Amount      Shares      Amount       Capital             Stage    Total
                                              ------       ------      ------      ------       -------             -----    -----

Cancellation of Common Stock Issued,
  August 17, 1998
                                                                      (16,000)          0             0                          0
Issuance of Common Stock For Cash,
  December 11, 1998
                                                                    4,000,000          40        99,960                    100,000
Issuance of Common Stock For
  Services, December 11, 1998
                                                                    2,000,000          20        49,980                     50,000


   The accompanying notes are an integral parrt of these financial statements


Issuance of Common Stock for Services
 Rendered, December 31, 1998
                                                                   20,000,000         200         9,800                     10,000
Loss, Year Ended December 31, 1998                                                                          (129,460)     (129,460)
                                        -----          -----       ----------         ---       -------     --------       -------
Balance, December 31, 1998                  0              0       26,382,186         264       711,684     (639,855)       72,093
Common Stock Issued For Cash, March
 31, 1999
                                                                   15,000,000         150       824,850                    825,000
Loss, Six Months Period Ended June 30,
 1999
                                                                                                             (27,731)      (27,731)
                                       ------          -----       ----------       -----    ----------     --------       -------
Balance, June 30, 1999                      0         $    0       41,382,186       $ 414  $  1,536,534   $ (667,586)    $ 869,362
                                       ======          =====       ==========       =====    ==========     =========      =======


   The accompanying notes are an integral part of these financial statements.
                                        3


                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
        FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999, FOR THE YEAR ENDED
       DECEMBER 31, 1998, FOR THE PERIOD FROM INCEPTION (JANUARY 13, 1997)
             TO DECEMBER 31, 1997, AND FOR THE PERIOD FROM INCEPTION
                       (JANUARY 13, 1997) TO JUNE 30, 1999



                                                                                                    For the
                                                                     For the                          Period From
                                                                         Six                            Inception              Loss
                                                                      Months       For the Year      (January 13,       Accumulated
                                                                       Ended              Ended          1997) to        During the
                                                                    June 30,       December 31,      December 31,       Development
                                                                        1999               1998              1997             Stage
                                                                        ----               ----              ----             -----
Cash Flows From Operating Activities
   Net Loss                                                      $   (27,731)     $    (129,460)    $    (510,395)      $  (667,586)
   Adjustments to Reconcile Net Loss to Net
   Cash Used By Operating Activities
   Common Stock Issued For Services                                        0             60,000           283,723           343,723
   Changes in Assets and Liabilities
      (Increase) Decrease in Other Receivables                             0              6,744            (6,744)                0
      (Increase) Decrease in Deposits                                      0              1,855            (1,855)                0
       Increase (Decrease) in Accounts Payable                           601              2,343            19,115            22,059
                                                                  ----------           --------          --------         ---------
   Total Adjustments                                                     601             70,942           294,239           365,782
                                                                  ----------            -------           -------          --------
Net Cash Used By Operating Activities                                (27,130)           (58,518)         (216,156)         (301,804)

Cash Flows From Investing Activities                                       0                  0                 0                 0
                                                                 -----------         ----------       -----------       -----------
Net Cash Flows From Investing Activities                                   0                  0                 0                 0

Cash Flows From Financing Activities
  Proceeds From Sale of Common Stock                                 925,000              5,000           114,586         1,044,586


   The accompanying notes are an integral part of these financial statements.
                                       -1-




                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
        FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999, FOR THE YEAR ENDED
       DECEMBER 31, 1998, FOR THE PERIOD FROM INCEPTION (JANUARY 13, 1997)
             TO DECEMBER 31, 1997, AND FOR THE PERIOD FROM INCEPTION
                       (JANUARY 13, 1997) TO JUNE 30, 1999



  Advances From Related Parties                                            0             10,000           148,639           158,639
                                                                  ----------           --------           -------        ----------
Net Cash Provided By Financing Activities                            925,000             15,000           263,225         1,203,225
                                                                     -------           --------           -------         ---------

Increase (Decrease) in Cash and Cash Equivalents                     897,870            (43,518)           47,069           901,421

Cash and Cash Equivalents, Beginning of Period                         3,551             47,069                 0                 0
                                                                   ---------           --------        ----------      ------------

Cash and Cash Equivalents, End of Period                   $         901,421       $      3,551     $      47,069     $     901,421

                                                                                                          For the
                                                                     For the                          Period From
                                                                         Six                            Inception              Loss
                                                                      Months       For the Year      (January 13,       Accumulated
                                                                      Ended               Ended          1997) to        During the
                                                                    June 30,       December 31,      December 31,       Development
                                                                        1999               1998              1997             Stage
                                                                        ----               ----              ----             -----

Supplemental Information
   Cash Paid For:
      Interest                                             $               0       $          0     $           0     $           0
                                                                      ======              =====             =====             =====
      Income Taxes                                         $               0       $          0     $           0     $           0
                                                                      ======              =====             =====             =====

   Noncash Investing and Financing Activities:
      Common Stock Issued For Services                     $               0       $     60,000     $     283,723     $     343,723
                                                                      ======            =======          ========           =======
      Conversion of Debt to Equity                         $               0       $          0     $     148,639     $     148,639
                                                                      ======            =======          =========          =======





   The accompanying notes are an integral part of these financial statements.
                                       -2-


                              EQUITYALERT.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
             FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999 AND 1998,
                        AND FOR THE PERIOD FROM INCEPTION
                       (JANUARY 13, 1997) TO JUNE 30, 1999



                                                                                                           Loss
                                                                                                        Accumulated
                                                                      For the Six        For the Six    During the
                                                                     Months Ended       Months Ended    Development
                                                                    June 30, 1999      June 30, 1998       Stage
                                                                    -------------      -------------    -----------
Cash Flows From Operating Activities
   Net Loss                                                       $       (27,731)     $     (66,936)   $  (667,586)
   Adjustments to Reconcile Net Loss to Net
   Cash Used By Operating Activities
   Common Stock Issued For Services                                             0                  0        343,723
   Changes in Assets and Liabilities
      (Increase) Decrease in Other Receivables                                  0              6,744              0
      (Increase) Decrease in Deposits                                           0              1,855              0
       Increase (Decrease) in Accounts Payable                                601               (295)        22,059
                                                                       ----------          ---------        --------
   Total Adjustments                                                          601              8,304        365,782
                                                                       ----------          ---------        --------
Net Cash Used By Operating Activities                                     (27,130)           (58,632)      (301,804)

Cash Flows From Investing Activities                                            0                  0              0
                                                                     ------------      -------------      ----------
Net Cash Flows From Investing Activities                                        0                  0              0

Cash Flows From Financing Activities
  Proceeds From Sale of Common Stock                                      925,000                  0      1,044,586
  Advances From Related Parties                                                 0             11,635        158,639
                                                                     ------------             ------      ----------
Net Cash Provided By Financing Activities                                 925,000             11,635      1,203,225
                                                                          -------             ------      ----------

Increase (Decrease) in Cash and Cash Equivalents                          897,870            (46,997)       901,421





                                                      EQUITYALERT.COM, INC.
                                                  (A Development Stage Company)
                                                     STATEMENT OF CASH FLOWS
                                     FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999 AND 1998,
                                                AND FOR THE PERIOD FROM INCEPTION
                                               (JANUARY 13, 1997) TO JUNE 30, 1999



Cash and Cash Equivalents, Beginning of Period                              3,551             47,069                 0
                                                                          -------             ------          --------

Cash and Cash Equivalents, End of Period                             $    901,421           $     72        $  901,421
                                                                          =======             ======           =======




                                                                      For the Six             For the Six          During the
                                                                     Months Ended            Months Ended         Development
                                                                    June 30, 1999           June 30, 1998            Stage
                                                                    -------------           -------------         -----------

Supplemental Information
   Cash Paid For:
      Interest                                                      $           0            $          0         $         0
                                                                           ======                  ======              ======
      Income Taxes                                                  $           0            $          0         $         0
                                                                           ======                  ======              ======

   Noncash Investing and Financing Activities:
      Common Stock Issued For Services                              $           0            $          0         $   343,723
                                                                           ======                  ======             =======
      Conversion of Debt to Equity                                  $           0            $          0         $   148,639
                                                                           ======                  ======             =======







                                    CONTENTS
                          Independent Auditors Report I                        1
                       Balance Sheet at February 28, 1997                      2
        Statement of Operations for the Period Ended February 28, 1997         3
    Statement of Stockholders' Equity for the period from Inception (January
                      13, 1997) Through February 28, 1997                      4

       Statement of Cash Flows for the Period Ended February 28, 1997        5-6

                     Notes to the Financial Statements I                     7-8

All schedules am omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                           INDEPENDENT AUDITORS REPORT

Board of Directors
San Marino Minerals, Inc.
Riverside, CA 92504

We have audited the accompanying balance sheet of San Marino Minerals, Inc. (A Development Stage Company), (the Company), as of February 28, 1997 and the related statements of income, stockholdeW equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

in our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at February 28, 1997 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company is a development stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a now business and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                           SAN MARINO MINERALS, INC.
                         (A Development Stage Company)
                                  BALANCE SHEET
                                FEBRUARY 28,1997

                ASSETS
Current Assets
  Cash                                 $ 74,028
  Stock Subscriptions Receivable            500
  Total Current Assets                   74,528
Other Assets
  Rent Security Deposit                     155
                                            155
Total Assets                           $ 74,683

     LIABILITIES AND STOCKHOLDERS'EQUITY

Liabilities                                               None

Stockholders, Equity
Common Stock: $0.001 Par Value,
   100,000,000 Authorized
   Shares; Issued and Outstanding,
   3,300,000 Shares at February 28,
   1997                                                  3,300

Additional Paid In Capital                              74,700
  Loss Accumulated During The Development Stage         (3,317)
  Total Stockholders'Equity                             74,683
Total Liabilities and Stockholders' Equity              74,683

    The accompanying notes are integral part of these financial staternents.

                           SAN MARINO MINERALS, INC.
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 13,1997) THROUGH FEBRUARY 28,1997 For the
     Period January 13, Income 1997 Accumulated Through February 28, 1997
                           Through the DevelopmentStage

Revenues                              $        0                0

Expenses
General and Administrative                 3,407            3,407
Total Expenses                             3,407

Other Income
Interest Income                               90               90

Net Loss                                $ (3,317)      $ - (3,317)

Net (Loss) Per Share, of Comnon Stork   $    NIL       $      NIL

   The accompanying notes are an integral part of then financial statements.

            SAN MARINO MINERALS, INC. (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' EQUITY
    FOR THE PERIOD FROM INCEPTION (JANUARY 13,1997) THROUGH FEBRUARY 28,1997
                   income Accurnulated Additional During the
                        Common Stock Paid In Development
                        Shares Amount Capital Stage Total


Issuance of Common Stock
  for Services Rendered
  January 13, 1997         3,000,000       $   3,000        $   3,000

Issuance of Common Stock
  For Cash Through
  February 28, 1997      300,000 300          74,700           75,000

Income From Inception
  (January 13,1997)
  Through February
   28,1997                    (3,317)         (3,317)

Balance - February 28,     3,300,000       $   3,300           74,700     (3,317)    $ 74,683
  1997

   The accompanying notes are an integral part of these financial statements.

                            SAN MARINO MINERALS,INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (JANUARY 13,1997)
                            THROUGH FEBRUARY 28,1997

Cash Flows from Operating Activities
Net Income

Adjustments to Reconcile Net (Loss) to Net Cash Provided by Operating Activities
 Changes in Assets and Liabilities

(Increase) Decrease in Stock Subscriptions
  Receivable

(Increase) Decrease in Rent Security Deposits Total Adjustments
Net Cash Provided (Used) by Operating Activities

Cash Flows from Investing Activities
Net Cash Flows from Investing Activities

Cash Flows from Financing Activities
Proceeds from Sale of Common Stock

Net Cash Provided by Financing Activities
Increase (Decrease) in Cash and Cash Equivalents

Cash and Cash Equivalents at Beginning of Period

Cash and Cash Equivalents at End of Period



                             For The         From
                             Period          Inception
                             January 13,     Through
                             1997            February
                             Through         28,1997
                             February
                             28,1997

                             $ (3,317)        $ (3,317)

                                                  (500)


                                                  (655)

                                                (3,972)

                                                     0

                                                     0

                                                  (500)
                                                  (155)
                                                (3,972)

                               78,090           78,000
                               78,000           78,000
                               74,028           74,028

                                    0                0

                             $ 74,028         $ 74,028

   The accompanying notes are an integral part of these financial statements.

                            SAN MARINO MINERALS, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 13,1997) THROUGH FEBRUARY 28,1997 For the From Period Inception January 13, Through 1997 February Through 28,1997 February
                                    28,1997

Supplemental Information

Cash Paid For:
Interest                 $   0       $  0

Income taxes             $   0       $  0

   The accompanying notes are an integral part of these financial statements.

                            SAN MARINO MINERALS, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                FEBRUARY 28, 1997

NOTE I - ORGANIZATION

Swi Marino Minerals, Inc. (the Company) was incorporated under the laws of the State of Florida on January 13, 1997, with an authorized capital of 100,000,000 shares of common stock with a par value of one mil (SO.001) per share. The Company is a exploration and developer of mineral resource properties including, but not limited to gold, silver, base minerals, precious metals, oil and gas.

On January 13,  1997,  the Company  issued  3,000,000  shares of common stock at
S.001 par value for services rendered or $3,000.

During January and February, 1997, the Company completed an Offering Memorandum for 300,000 shares of common stock for cash at $0.25 per share or $75,000. The shares were issued during February, 1997.

The Company is a development stage company, as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern.

The rmancial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern, is dependent upon the. Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A. Accrual Method

The Company's financial statements are prepared using the accrual method of accounting.

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

C. Income or Less Per Share

The computations of income or loss per sham of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

   The accompanying notes am an integral part of these financial statements.

                           SAN MARINO MINERALS, INC.
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                               FEBRUARY 28, 1997

NOTE 3 - LEASES

The Company entered into an office lease on January 15, 1997 ofProperty located at 353 Sacramento Street, Suite #600, San Francisco, California 94111. The officer, area is approximately 400 square feet and is lea5cd on a month to month basis at the rate of $155 per month. Lease expense included in operations through February 28, 1997 was $512.

NOTE 4 - SUBSEQUENT EVENTS

On April 1, 1997, the Company entered into an agreement with Oalanont Resources, Inc. and obtained an option to acquire a 50% interest in and to 17 mining claims located in the Lucite Hills in the state of Wyoming. The Company will have exercised the option at such time as it has incurred a minimum of $200,000 in exploration expenditures. An exclusive option to cam a 50% interest in and to the property, subject only to a 2% NSR (Not Smelter Royalty) and yearly work commitments can be exercised upon completion of the following:

(a) to incur a minimum of $200,000 on exploration expenditures on the Property as follows:

(i) a total of $ 10,000 shall be expended on or before one year from acceptance;

(ii) a total of $50,000 shall be expended on or before two years from the date of acceptance (inclusive of amounts expensed in the first year from the date of acceptance).

   The accompanying notes are an integral part of these financial statements,

SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on September 10, 1999.



EQUITYALRTY.COM, INC.



By  /s/ Harmel S. Rayat
  ---------------------------------
Harmel S. Rayat, Director, Chairman



     This offering statement has been signed by the following persons in the capacities and on the dates indicated.


                                                  /s/ Harmel S. Rayat
-------------------------------------------       -----------------------------
                                                  Harmel S. Rayat, Director

                                                  Date


                                                  /s/ Gurmuhk Kundan
-------------------------------------------       -----------------------------
                                                  Gurmuhk Kundan, Director

                                                  Date


                                                  /s/ Jasvir S. Rayat
-------------------------------------------       -----------------------------
                                                  Jasvir S. Rayat, Director

                                                  Date